# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: LIFEWAY FOODS, INC., CIK 0000814586
CUSIP: 531914109
Title of class of securities: Common Stock, no par value
Address of issuer's principal executive offices: 6431 West Oakton Street, Morton Grove, Illinois (IL), 60053
Date of event which requires filing of this statement: 12/30/2024
Filed by CIK 0001825471
Persons authorized to receive notices and communications: Samantha Loh, Danone S.A., 17 boulevard Haussmann, Paris, France (I0), 75009, 33 1 44 35 20 20; Nancy Dowling, Danone North America PBC, 1 Maple Avenue, White Plains, New York (NY), 10605, (914) 872 8400; Joshua R. Cammaker, Wachtell, Lipton, Rosen & Katz, 51 West 52nd Street, New York, New York (NY), 10019, (212) 403 1000

## Reporting persons
- Danone S.A. (CIK 0001825471): type of reporting person: corporation (CO); citizenship or place of organization: France (I0); source of funds: working capital (WC); sole voting power 0; shared voting power 3,454,756; sole dispositive power 0; shared dispositive power 3,454,756; aggregate amount beneficially owned 3,454,756 (23.3% of the class)
  Comment: Percentages calculated on the basis of 14,816,470 shares of the Issuer's common stock, no par value, outstanding as of November 6, 2024, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2024 filed with the Securities and Exchange Commission on November 14, 2024, and rounded off to the nearest tenth in accordance with instruction 13 of the cover page for Schedule 13D.
- Danone North America PBC: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 3,454,756; shared voting power 0; sole dispositive power 3,454,756; shared dispositive power 0; aggregate amount beneficially owned 3,454,756 (23.3% of the class)
  Comment: Percentages calculated on the basis of 14,816,470 shares of the Issuer's common stock, no par value, outstanding as of November 6, 2024, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2024 filed with the Securities and Exchange Commission on November 14, 2024, and rounded off to the nearest tenth in accordance with instruction 13 of the cover page for Schedule 13D.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, no par value
Name of issuer: LIFEWAY FOODS, INC.
Address of issuer's principal executive offices: 6431 West Oakton Street, Morton Grove, Illinois (IL), 60053
Comment:
This Schedule 13D is intended to serve as Amendment No. 7 to the Schedule 13D (File No. 005-50073) relating to the common stock, no par value (the "Common Stock"), of Lifeway Foods, Inc., an Illinois corporation ("Lifeway" or the "Issuer"), filed by Groupe Danone and Danone Foods, Inc. on October 12, 1999 (the "Initial Filing"), as amended by Amendment No. 1 to Schedule 13D filed on October 29, 1999, Amendment No. 2 to Schedule 13D filed on November 10, 1999, Amendment No. 3 to Schedule 13D filed on January 5, 2000, Amendment No. 4 to Schedule 13D filed by Danone S.A. and Danone North America PBC on September 23, 2024, Amendment No. 5 to Schedule 13D filed by Danone S.A. and Danone North America PBC on November 15, 2024, and Amendment No. 6 to Schedule 13D filed by Danone S.A. and Danone North America PBC on November 15, 2024 (the Initial Filing together with Amendments Nos. 1-6, the "Original Schedule 13D"). Capitalized terms used but not defined herein have the respective meanings given to them in the Original Schedule 13D and, except as otherwise provided below, the Original Schedule 13D is incorporated herein by reference.

This Amendment No. 7 is being filed to amend the Original Schedule 13D as follows:

## Item 2. Identity and Background
Name of person filing: Item 2 of the Original Schedule 13D is incorporated herein by reference.
Residence or business address: See (a).
Present principal occupation or employment: See (a).
Criminal convictions in the last five years: See (a).
Civil proceedings (securities laws) in the last five years: See (a).
Citizenship: See (a).

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Item 3 of the Original Schedule 13D is incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Original Schedule 13D is hereby amended and supplemented to add the following:

On December 23, 2024, Julie Smolyansky, the Chairperson, Chief Executive Officer, President and Secretary of the Issuer, disclosed in a filing with the Securities and Exchange Commission that Lifeway issued 283,337 shares of its common stock to Ms. Smolyansky (the "Smolyansky Share Issuance"). In the filing, Ms. Smolyansky concedes that the Smolyansky Share Issuance required the consent of Danone North America PBC under the terms of the Stockholders' Agreement to which Danone North America PBC, the Issuer and members of the Smolyansky family (including Ms. Smolyansky) have been party since 1999 (the "Shareholder Agreement"). However, Ms. Smolyansky states that the Issuer, of whom Ms. Smolyansky is the Chairperson and Chief Executive Officer, now believes the Shareholder Agreement has always been void as a matter of law and was never effective in the more than 25 years since it was executed, and therefore decided to initiate the Smolyansky Share Issuance to Ms. Smolyansky without seeking or receiving the consent of Danone North America PBC.

Since the Reporting Persons submitted a proposal on September 23, 2024 to acquire the Lifeway shares they do not already own, which proposal remains outstanding at a price of $27.00 per share, Lifeway has responded by, among other things, threatening the Reporting Persons with litigation (which the Reporting Persons believe to be meritless), issuing additional shares of common stock to Ms. Smolyansky, entering into a $2 million cash retention bonus agreement with Ms. Smolyansky, increasing the severance payable to Ms. Smolyansky in connection with a change of control and unilaterally declaring the Shareholder Agreement to be void.

In response to the Smolyansky Share Issuance and the other actions described herein, the Reporting Persons sent a letter (the "Notice Letter") to the Issuer's Board of Directors, indicating (1) that the Smolyansky Share Issuance was made in breach of the Shareholder Agreement, and is therefore null, void and of no force and effect, and (2) that the Reporting Persons will seek to hold Ms. Smolyansky and the Issuer's Board of Directors liable for their breaches of fiduciary duty. The Notice Letter confirms that the Reporting Persons waive none of their rights under the Shareholder Agreement, and demands that the Issuer and Ms. Smolyansky comply with their respective longstanding, legally required obligations by rescinding the Smolyansky Share Issuance and committing to abide by the Shareholder Agreement. The foregoing summary of the Notice Letter is not intended to be complete and is qualified in its entirety by reference to the full text of the Notice Letter, which is filed herewith as Exhibit 99.1 and is incorporated herein by reference.

The Reporting Persons intend to vigorously pursue the claims set forth in the Notice Letter and any related claims, and to continue to assert and enforce their rights under the Shareholder Agreement. The Reporting Persons may in the future take any actions in connection therewith that they deem appropriate.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Amendment No. 7 are incorporated herein by reference.

The aggregate 3,454,756 shares of Common Stock beneficially owned by the Reporting Persons represent approximately 23.3% of the issued and outstanding shares of Common Stock based on 14,816,470 shares of Common Stock outstanding as of November 6, 2024, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2024 filed with the Securities and Exchange Commission on November 14, 2024.

Danone North America PBC has sole voting and sole dispositive power with regard to 3,454,756 shares of Common Stock. Danone North America PBC is a wholly owned subsidiary of Danone S.A. Danone S.A., by virtue of its relationship to Danone North America PBC, may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the shares of Common Stock which Danone North America PBC directly beneficially owns. Danone S.A. disclaims beneficial ownership of such shares of Common Stock for all other purposes.
Number of shares as to which each person has sole or shared power to vote or dispose: See (a).
Transactions in the class effected during the past sixty days: There have been no transactions in shares of Common Stock that were effected during the past sixty days by the Reporting Persons other than as reported in this Amendment No. 7.
Other persons with the right to receive dividends or sale proceeds: N/A
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Item 6 of the Original 13D is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Original 13D is incorporated herein by reference and amended and supplemented to add the following:
99.1 - Letter from Danone to the Issuer's Board of Directors, dated as of December 30, 2024

## Signatures
- Danone S.A.: /s/ Christine Flamand, Christine Flamand, General Counsel (12/30/2024)
- Danone North America PBC: /s/ Shane Grant, Shane Grant, President and Chief Executive Officer (12/30/2024)